

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 11, 2008

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 333-85306**

Dear Mr. Ming:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Jill S. Davis
                         Branch Chief